07021663

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

RECEIVED 2007 MAR -9 A 11:52 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date March 7, 2007
Contact Martina C. Schuler

Unaxis Holding
~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

Corporate Communications

Enclosure

- **Oerlikon and Sony DADC cooperate on 50GB Blu-ray disc production technology**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 3/12

oerlikon

Media release
Rule 12g3-2(b) File No. 82-5190

Oerlikon and Sony DADC cooperate on 50GB Blu-ray disc production technology

Pfäffikon SZ, March 7, 2007 – Oerlikon and Sony have agreed to cooperate in development of production technology to manufacture 50 GB Blu-ray disc starting March 2007. Sony is contributing its cost efficient and production proven wet embossing technique, running in Europe, United States and Japan Sony factories. Oerlikon will implement this process in their proven INDIGO line and deliver it to Blu-ray manufacturers later this year. As the industry has now decided for Blu-ray as the 3rd generation optical disc format, the cooperation between the two leading companies is of significant importance for securing the required production capability.

Dieter Daum, CEO at Sony DADC explains: "Sony has developed the most cost efficient wet embossing process for production of 50 GB Blu-ray discs. We want the industry to quickly implement this efficiency level and establish one production standard. We cooperate with Oerlikon in this important project, as we recognize the significance of Oerlikon's sputtering and replication products for the Blu-ray disc generation". Thomas Limberger, CEO at Oerlikon adds: "With this cooperation we combine the two leading know-hows to develop the best in class production solution for Blu-ray mass production".

Oerlikon's INDIGO replication line was launched at last years MediaTech in May 2006 and quickly became the Blu-ray production solution with the widest installed base. Today INDIGO lines are employed for the production of 25GB single layer BD ROM, R and RE discs in the United States, Europe and Asia. In 2007 now Oerlikon is launching a dedicated 50GB production module, with which new or already installed INDIGO lines can be upgraded to manufacture 50GB Blu-ray discs using Sony's unique wet embossing technology.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Sven E. Jarby
Head of Marketing & Communications
OC Oerlikon Balzers Ltd.
Systems & Segment
T +423 388 4878
F +423 388 5426
media.datastorage@oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 18,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

*(*Aggregated annual sales in 2006 for the Oerlikon Group (CHF 1.7 billion) and the Saurer Group (CHF 3.1 billion)).*